Att
3.1.2004

04001929

VF2-26-04

D STATES
:CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52350

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANCHESTER FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 IDS CENTER, 80 SOUTH 8TH STREET
(No. and Street)

MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS NIEMIEC (612) 436-2810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVENUE SOUTH, SUITE 2400 (Address) BLOOMINGTON (City) MN (State) 55431 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 25 2004
WASH. D.C.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8 32

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS P. NIEMIEC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANCHESTER FINANCIAL GROUP, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Veronica Lee Erspamer

Notary Public

VERONICA L. ERSPAMER
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANCHESTER FINANCIAL GROUP, LLC

Minneapolis, Minnesota

December 31, 2003 and 2002

FINANCIAL STATEMENTS

Including Independent Auditors' Report

MANCHESTER FINANCIAL GROUP, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Governors
Manchester Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Manchester Financial Group, LLC as of December 31, 2003 and 2002, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2003 and the period from April 12, 2002 (acquisition) to December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period from April 12, 2002 (acquisition) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
January 30, 2004

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
CASH	$ 75,612	$ 16,625
ACCOUNTS RECEIVABLE	33,508	-
GOODWILL	29,739	29,739
TOTAL ASSETS	$ 138,859	$ 46,364

LIABILITIES AND MEMBER'S EQUITY

	2003	2002
LIABILITIES		
Accounts payable and accrued expenses	$ 54,938	$ 2,313
Total Liabilities	54,938	2,313
MEMBER'S EQUITY	83,921	44,051
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 138,859	$ 46,364

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS
Year Ended December 31, 2003 and the Period from April 12, 2002 (Acquisition) to December 31, 2002

	2003	2002
REVENUES	$ 486,500	$ 392,230
EXPENSES	129,723	39,383
NET INCOME	$ 356,777	$ 352,847

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF MEMBER'S EQUITY
Year Ended December 31, 2003 and the Period from April 12, 2002 (Acquisition) to December 31, 2002

Capital Contributed	$ 58,930
Distributions	(367,726)
2002 net income	352,847
BALANCE, December 31, 2002	44,051
Capital Contributed	12,000
Distributions	(328,907)
2003 net income	356,777
BALANCE, December 31, 2003	$ 83,921

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS
Year Ended December 31, 2003 and the Period from April 12, 2002 (Acquisition) to December 31, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 356,777	$ 352,847
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(33,508)	-
Accounts payable and accrued expenses	52,625	2,313
Net Cash Flows from Operating Activities	375,894	355,160
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Sirius Capital membership interests, net of cash received	-	(29,739)
Net Cash Flows from Investing Activities	-	(29,739)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	12,000	58,930
Distributions	(328,907)	(367,726)
Net Cash Flows from Financing Activities	(316,907)	(308,796)
Net Change in Cash	58,987	16,625
CASH - Beginning of Year	16,625	-
CASH - END OF YEAR	$ 75,612	$ 16,625

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

On April 12, 2002, Manchester Companies, Inc. (MCI) purchased 100 percent of the membership interests of Sirius Capital, LLC for $36,963 and changed the name to Manchester Financial Group, LLC (the Company). The transaction was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair values at the date of acquisition. The Company recorded cash of $7,224 and goodwill of $29,739 as a result of the purchase. The Company is a limited liability company.

The Company was organized for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is engaged in mergers and acquisitions, capital raising activities and financial advisory services in the upper Midwest.

Revenue Recognition

Revenues resulting from consulting fees are recognized in the period the services are provided. The Company also recognizes fees called success fees. These fees are recognized upon closing a deal.

Accounts Receivable

Accounts receivable are unsecured and no allowance for doubtful accounts was considered necessary at December 31, 2003 and 2002.

Goodwill

Goodwill is recorded at cost and is not being amortized, but is subject to annual impairment tests. The Company performed the required goodwill impairment tests and determined an impairment charge was not required at December 31, 2003 and 2002.

Income Taxes

The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

During 2002, the Company had an expense sharing agreement with MCI stating that MCI will pay for all shared expenses and only those specific to the Company will be charged to the Company.

In December 2003, the Company amended the expense sharing agreement with MCI. MCI will pay all expenses and then invoice the Company for their share. These expenses include, but are not limited to, rent, professional and administrative services, payroll and supplies. The Company owed MCI $41,813 and $- at December 31, 2003 and 2002.

The Company had revenues from a related party of $30,000 for the year ended December 31, 2003 and $30,000 for the period from April 12, 2002 (acquisition) to December 31, 2002.

NOTE 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $20,674 as defined by Rule 15c3-1, which was $15,674 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.7 to 1 at December 31, 2003.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2003 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

MANCHESTER FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total member's equity		$ 83,921
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ (33,508)	-
Other asset	$ (29,739)	(63,247)
Net capital before haircuts on securities owned		20,674
Haircuts on corporate securities		-
Net capital		$ 20,674

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 54,938

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 15,674
Excess net capital at 1,000 percent	$ 15,180
Ratio: Aggregate indebtedness to net capital	2.7 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II Amended FOCUS report, Form X-17a-5 as of December 31, 2003	$ 20,674
Net audit adjustments	-
Net capital per above	$ 20,674

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Manchester Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Manchester Financial Group, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
January 30, 2004